FORM 10-C


       Securities and Exchange Commission
       Washington, D.C.  20549


       Report by  issuer of  securities quoted  on The  Nasdaq Stock  Market,
       filed pursuant to Section 13  or 15(d) of the Securities Exchange   Act
       of 1934 and Rule 13a-17 or 15d-17 thereunder.

       EXACT  NAME OF  ISSUER  AS  SPECIFIED  IN  CHARTER:    Hallwood  Energy
       Corporation

       ADDRESS  OF PRINCIPAL  EXECUTIVE OFFICERS:    4582 South  Ulster Street
       Parkway, Suite 1700, Denver, Colorado  80237

       ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  303-850-7373

       I.   CHANGE IN NUMBER OF SHARES OUTSTANDING
       Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

       1.   Title of security:  Common Stock, $.01 Par Value

       2.   Number of shares outstanding before the change:   436,126

       3.   Number of shares outstanding after the change:    792,126

       4.   Effective Date of change:     12/31/95

       5. Method of change: exercise of right to convert Series E Preferred Stock into common stock
       Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): conversion
       Give brief description of transaction: exercise of right to convert Series E Preferred Stock into Common Stock

       I. CHANGE IN NAME OF ISSUER

       1.   Name prior to change______________________________________________

       2.   Name after change_________________________________________________

       3.   Effective date of charter amendment changing name_________________

       4.   Date of shareholder approval of change, if required_______________

               1/10/96                        /s/Cathleen M. Osborn
       ----------------------        -----------------------------------------
       DATE                          OFFICER'S SIGNATURE AND TITLE
                                     Cathleen M. Osborn, Vice President